SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on October 15, 2009, prepared in summary form

1. Date, Time and Venue: October 15, 2009, at 10:00 am, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. To approve the 7th issuance of debentures by the Company, non-convertible into shares, in one single and indivisible lot, in one single serie, with floating guarantee (garantia flutuante) and additional guarantees (which will include in rem guarantees), in an amount of up to six hundred million Reais (R$600,000,000.00), with maturity date within five (5) years counted from the date of issuance, with waiver of registration before the Brazilian securities commission (Comissão de Valores Mobiliários), in accordance with the terms of Article 5, II, of CVM Instruction No. 400, with the purpose of financing the construction of residential real estate projects, already incorporated or to be incorporated, which fall within the parameters of the Brazilian Financial Habitation System (Sistema Financeiro de Habitação – SFH) (“Issuance”);

4.2. To approve the call notice for the Company’s Annual and Extraordinary General Meeting, to be held on November 16, 2009, at 10 a.m., to resolve on the matters described in the draft of the Call Notice attached hereto as Exhibit I, which is now approved by the members of the Board of Directors

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Chairman of the Meeting: Gary Robert Garrabrant. Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior. Secretary: Fabiana Utrabo Rodrigues.

São Paulo, October 15, 2009.

Fabiana Utrabo Rodrigues
Secretary

Exhibit I

GAFISA S.A.
Tax ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on November 16, 2009, at 10 a.m., on a first call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8,501, 19th floor, in the Extraordinary General Shareholders’ Meeting, to decide on the following AGENDA:

(i) Approve the 7th issuance of debentures by the Company, non-convertible into shares, in one single and indivisible lot, in one single serie, with floating guarantee (garantia flutuante) and additional guarantees (which will include in rem guarantees), in an amount of up to six hundred million Reais (R$600,000,000.00), with maturity date within five (5) years counted from the date of issuance, with waiver of registration before the Brazilian securities commission (Comissão de Valores Mobiliários), in accordance with the terms of Article 5, II, of CVM Instruction No. 400, with the purpose of financing the construction of residential real estate projects, already incorporated or to be incorporated, which fall within the parameters of the Brazilian Financial Habitation System (Sistema Financeiro de Habitação – SFH) (“Issuance”);

(ii) Delegate to the Board of Directors of the Company the powers to amend, if necessary, the matters contemplated by the second part of the first paragraph of Article 59 of Law nº 6.404/76;

(iii) Authorize the Company’s Officers to take all actions necessary to implement the Issuance, including but not limited to the actions necessary to negotiate and execute the deed of issuance of debentures and related agreements, the hiring of financial institutions authorized to operate in the financial and securities market as intermediaries, the trustee (agente fiduciário), the coordinator (banco mandatário), the security agent (agente de garantias), the real estate agent (agente de obras), the underwriter (instituição escrituradora), the legal counsels and other entities which may be necessary to implement the Issuance, agreeing on their respective fees, as well as the publication and registration of the corporate documents before the relevant registries;

(iv) Confirm and ratify all actions already taken by the management prior to the Extraordinary General Shareholder’s Meeting in connection with the above.

General Information:

- The shareholders are requested to deliver the proxies granting special powers for purposes of shareholders representation at the general meeting referred to herein at the Company’s headquarters, in the Investor Relations Department, at least three (3) business days prior to the date set for the holding of the meeting.

- The participant shareholders of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA that wish to participate in this meeting shall deliver statement containing their corresponding equity interest, issued by the competent depositary institution, at least forty eight (48) hours before the holding of the meeting.

São Paulo, October 15, 2009

Gary Robert Garrabrant
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.